July 2, 2009

BY FAX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director

Mail Stop 3561

Re:	Safeway Inc.

Form 10-K for Fiscal Year Ended January 3, 2009

Filed March 3, 2009

File No. 1-00041

Dear Mr. Owings:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 24, 2009 to Steven A. Burd, Chairman, President and Chief Executive Officer of Safeway Inc. (“Safeway”), regarding Safeway’s Annual Report on Form 10-K for the fiscal year ended January 3, 2009, filed on March 3, 2009 (the “2008 Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for Fiscal Year Ended January 3, 2009

Item 9A. Controls and Procedures, page 70

1.	We note the first paragraph of this section indicates that your management concluded your disclosure controls and procedures are “effective in reaching the level of reasonable assurance regarding management’s control objectives.” In the second paragraph, you also state that “the Company’s disclosure controls and procedures are effective in timely alerting them to information relating to the Company. . .” Please tell us why you believe it is necessary to include two separate conclusions as to the effectiveness of your disclosure controls and procedures.

Company’s Response:

After reviewing the Staff’s comment, Item 307 of Regulation S-K and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, we agree with the Staff that it is not necessary to include two separate conclusions as to the effectiveness of our disclosure controls and procedures.

In response to the Staff’s comment, in future Form 10-K and Form 10-Q filings we will, as appropriate, delete the disclosure in the first paragraph of Item 9A of Form 10-K and Part I, Item 4 of Form 10-Q that states “Management, including the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective in reaching the level of reasonable assurance regarding management’s control objectives.”

For the Staff’s convenience, we have attached as Annex A hereto revised Item 9A disclosure reflecting the changes discussed in our responses to the Staff’s comments 1 and 2.

2.	We note your statement in the first paragraph that controls and procedures can “provide only reasonable assurance regarding management’s control objectives.” We also note your conclusion in the second paragraph that management concluded the disclosure controls and procedures are “effective in timely alerting them to information relating to the Company. . . .” Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Also, we note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of such date “in timely alerting them to information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s Exchange Act reports.” As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective, as discussed above, without reference to the definition.

Company’s Response:

In response to the first part of the Staff’s comment, regarding references to the level of assurance of our disclosure controls and procedures, and after reviewing Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, in future Form 10-K and Form 10-Q filings we will, as appropriate, (i) replace the disclosure in the second sentence of the first paragraph of Item 9A of Form 10-K and Part I, Item 4 of Form 10-Q with the following new disclosure, “In designing and evaluating the disclosure controls and procedures, the Company’s management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, the Company’s management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures,” and (ii) revise the disclosure in the second sentence of the second paragraph of Item 9A of Form 10-K and Part I, Item 4 of Form 10-Q to state “Based upon the foregoing, as of the end of the period covered by this [Annual Report on Form 10-K / Quarterly Report on Form 10-Q], the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.”

In response to the second part of the Staff’s comment, regarding the partial definition of “disclosure controls and procedures,” in future Form 10-K and Form 10-Q filings we will, as appropriate, (i) delete the disclosure in the second sentence of the second paragraph of Item 9A of Form 10-K and Part I, Item 4 of Form 10-Q that states, “in timely alerting them to information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s Exchange Act reports” and thereby simply state that the officers concluded that our disclosure controls and procedures were effective, as discussed above, without reference to the definition, and (ii) add a cross-reference to Exchange Act Rule 13a-15(e) in the first sentence of the first paragraph of Item 9A of Form 10-K and Part I, Item 4 of Form 10-Q as such current disclosure includes the entire definition of “disclosure controls and procedures” pursuant to Exchange Act Rule 13a-15(e).

For the Staff’s convenience, we have attached as Annex A hereto revised Item 9A disclosure reflecting the changes discussed in our responses to the Staff’s comments 1 and 2.

Signatures, page 77

3.	Please confirm that Mr. Steven A. Burd signed the Form 10-K in his capacity as principal executive officer as his signature in his individual capacity only refers to him as a director. Refer to General Instruction D to Form 10-K. Please also confirm that you will include such reference in future filings.

Company’s Response:

We confirm that Steven A. Burd signed the 2008 Form 10-K in his capacity as principal executive officer of Safeway. In future Form 10-K filings, we will revise the signature page to indicate that Mr. Burd signed the Form 10-K on behalf of the registrant in his capacity as principal executive officer in accordance with General Instruction D(2) to Form 10-K.

*******

As requested in the Staff’s letter, the Company acknowledges the following with respect to this matter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3858 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert A. Gordon
Robert A. Gordon
Senior Vice President, General Counsel and Secretary

Annex A

Item 9A.	Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined under Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, the Company’s management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, the Company’s management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company also has investments in certain unconsolidated entities, including Casa Ley, S.A. de C. V. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

The Company has carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon the foregoing, as of the end of the period covered by this Annual Report on Form 10-K, the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level. There has been no change during the Company’s fiscal year ended [insert date] in the Company’s internal control over financial reporting that was identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management of Safeway Inc. has prepared an annual report on internal control over financial reporting. The Company’s independent registered public accounting firm has rendered an opinion on the Company’s internal control over financial reporting. Management’s report, together with the opinion of the independent registered public accounting firm, is set forth in Part II, Item 8 of this report.